UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         COMMISSION FILE NUMBER-0-21931
                           NOTIFICATION OF LATE FILING

(CHECK  ONE)
 __ FORM 10-K AND FORM 10-KSB __ FORM 20-F __ FORM 11-K _X_ FORM 10-Q AND FORM 10-QSB __ FORM N-SAR


FOR  PERIOD  ENDED  October 31, 2004

__  TRANSITION  REPORT  ON  FORM  10-K  AND  FORM  10-KSB
__  TRANSITION  REPORT  ON  FORM  20-F
__  TRANSITION  REPORT  ON  FORM  11-K
__  TRANSITION  REPORT  ON  FORM  10-Q  AND  FORM  10-QSB
__  TRANSITION  REPORT  ON  FORM  N-SAR
FOR  THE  TRANSITION  PERIOD  ENDED: ___________________

             READ INSTRUCTIONS (ON BACK PAGE) BEFORE PREPARING FORM.
                              PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     IF THE NOTIFICATION RELATES TO A PORTION OF THE FILING CHECKED ABOVE, IDENTIFY THE ITEM(S) TO WHICH THE NOTIFICATION RELATES:
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PART I--REGISTRANT INFORMATION

                           HiEnergy Technologies, Inc.
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                             Full Name of Registrant

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                            Former Name of Registrant

                               1601B Alton Parkway
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           Address of Principal Executive Office (Street and Number):

                            Irvine, California 92606
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                            City, State and Zip Code


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PART  II--RULES  12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report, semi-annual report, transition report on
Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART  III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                         (ATTACH EXTRA SHEETS IF NEEDED)

The preparation of the Company's latest quarterly report on Form 10-QSB has taken longer than anticipated and cannot be completed by the required filing date of December 15, 2004 without unreasonable effort and expense. The Company anticipates filing its annual report within the five-day extension period.

PART  IV--OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Bogdan C. Maglich           (949)                  757-0855
     -----------------        -----------           -----------------
          (NAME)              (AREA CODE)          (TELEPHONE NUMBER)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                  X Yes ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                  X Yes ___ No

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      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See Schedule A, which accompanies this Form 12b-25.

                           HiEnergy Technologies, Inc.
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                  (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated: December 14, 2004       By: /s/ Bogdan C. Maglich
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                               Bogdan C. Maglich, CEO and President


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

                                   SCHEDULE A

                           HIENERGY TECHNOLOGIES, INC.

                                   Form 12b-25

           Part IV, (3) - Significant Changes in Results of Operations

We recently announced a restatement and filed our 2004 Annual Report reflecting changes attributed to said restatement, which require a restatement of prior quarterly and yearly fiscal periods. Purusant to the restatement we had a significant increase in net loss attributable to common shareholders of $1,300,000 from the corresponding period for the last fiscal year. This change is primarily attributed to common stock and warrants issued as penalties to shareholders for delayed registration of common stock. The Company is in the process of filing amendments to the fiscal years ended April 30, 2002 and 2003, which is necessary to complete the quarterly report.

The restatement of those fiscal year results has impact on the balance sheet as of October 31, 2004 and the operating results for the period from August 21, 1995 (inception) to October 31, 2004, and same quarterly reporting periods for 2003 and 2002.

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